Exhibit (a)(5)(x)
LAIDLAW INTERNATIONAL ANNOUNCES PRELIMINARY RESULTS OF
SELF-TENDER OFFER
Company Has Entered Into $500 Million Term B Facility
NAPERVILLE, Ill., August 8, 2006 — Laidlaw International, Inc. (NYSE:LI) today announced preliminary results of its modified “Dutch Auction” self-tender offer. Laidlaw expects to accept for payment an aggregate of 15,609,197 shares of its common stock at a purchase price of $26.90 per share. These tendered shares represent approximately 16.0% percent of the shares outstanding as of August 7, 2006.
The offer to purchase shares expired on Monday, August 7, 2006, at 5:00 p.m., New York time. Based on the initial results, Laidlaw expects to purchase the 15 million shares the Company initially offered to purchase, and in accordance with applicable securities laws, to exercise its right to purchase an additional 609,197 shares of common stock, without extending the tender offer.
Based on the preliminary count by the depositary for the tender offer, an aggregate of 15,609,197 shares were properly tendered and not withdrawn at or below a price of $26.90 per share, including 4,183,943 shares that were tendered through notice of guaranteed delivery. Under the terms of the tender offer, Laidlaw offered to purchase shares of its common stock at a price not less than $25.50 and not greater than $28.50 per share.
The results announced today are preliminary and subject to verification by the depositary of the proper delivery of the shares validly tendered and not withdrawn. Final results will be announced following the completion of the verification process. We expect payment for the shares accepted for purchase, and the return of all shares tendered and not accepted for purchase, to occur within a week.
The tender offer is part of Laidlaw’s previously announced intention to return approximately $500 million to holders of its common stock through share repurchases. As authorized by Laidlaw’s board of directors, the Company may make additional purchases of approximately $80 million of its common stock through open market purchases beginning on the 11th business day after the expiration of the tender offer. Laidlaw may conduct its share repurchases in the open market, in privately negotiated transactions, through derivative transactions and through purchases made in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. The repurchase program does not require Laidlaw to acquire any specific number of shares and may be terminated at any time.
The repurchase of the shares will be funded with proceeds from a new $500 million Term B credit facility that was entered into on July 31, 2006. The Term B facility will have a seven year term and an interest cost of LIBOR plus 175 basis points through maturity.
The dealer managers for the self-tender offer are Morgan Stanley & Co. Incorporated and UBS Securities LLC. The information agent is D. F. King & Co., Inc., and the depositary is Mellon

Investor Services. Any questions about the self-tender offer may be directed to the information agent at (212) 269-5550 (banks and brokerage firms) or (800) 290-6427 (all others toll free).
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About Laidlaw International, Inc.
Laidlaw International, Inc. is a holding company for North America’s largest providers of school and inter-city bus transport services and a leading supplier of public transit services. The company’s businesses operate under the brands: Laidlaw Education Services, Greyhound Lines, Greyhound Canada and Laidlaw Transit. The company’s shares trade on the New York Stock Exchange (NYSE:LI). For more information on Laidlaw International, visit the website: www.laidlaw.com.
Contact:
Sarah Lewensohn
Director, Investor Relations
(630) 848-3120

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